April 22, 2005

VIA EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0510

Attention: Rufus Decker
                  Division of Corporation Finance

Re:	Portola Packaging, Inc. Item 4.02 Form 8-K Filed April 8, 2005 File No. 33-95318

     Dear Mr. Decker:

     On behalf of Portola Packaging, Inc. (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated April 19, 2005. The numbered paragraph below corresponds to the numbered comment in that letter; the Staff’s comment is presented in bold italics.

1.	You have disclosed that you intend to file restated financial statements. However, you have not indicated how and when you intend to do so. Please tell us how and when you intend to file restated financial statements. We may have further comments after you file the restated financial statements.

     We remind you that when you file your restated Form 10-K/A, you should appropriately address the following:

•	An explanatory paragraph in the reissued audit opinion;

•	Full compliance with APB 20, paragraphs 36 and 37;

•	Fully update all affected portions of the document, including MD&A, selected financial data, and quarterly financial data;

•	Updated Item 9A disclosures should include the following:

•	A discussion of the restatement and the facts and circumstances surrounding it;

•	How the restatement impacted the CEO and CFO’s original conclusions regarding the effectiveness of their disclosure controls and procedures;

Rufus Decker
Securities and Exchange Commission
April 22, 2005

•	Changes to internal control over financial reporting; and

•	Anticipated changes to disclosure controls and procedures and/or internal control over financial reporting to prevent future misstatements of a similar nature

Refer to Items 307 and 308(c) of Regulation S-K; and

•	Include all updated certifications.

     The Company supplementally advises the Staff that it is in the process of preparing amendments to its Annual Report on Form 10-K for the year ended August 31, 2004 and its Quarterly Report on Form 10-Q for the quarter ended November 30, 2004, which reports will contain restated financial statements for the periods presented therein. The Company intends to file the amended Forms 10-K and 10-Q as soon as possible, and presently believes that it will be in a position to file such reports with the Commission on or before May 2, 2005. If, for any reason we do not file the amended filings prior to May 2, 2005 we will advise the Staff. The Company further supplementally advises the Staff that its Quarterly Report on Form 10-Q for the quarter ended February 28, 2005, filed with the Commission on April 19, 2005 (the “Recent Form 10-Q”), discloses in Note 2 to the Notes to Unaudited Consolidated Financial Statements the impact of the restatement on the historical periods to be presented in the amended Forms 10-K and 10-Q.

     In preparing the amended Forms 10-K and 10-Q, the Company will address each of the topics set forth in the Staff’s comment. In addition, the Company supplementally advises the Staff that the “Controls and Procedures” disclosure contained in Part I, Item 4 of the Recent Form 10-Q addresses the matters set forth in your comment with respect to Items 307 and 308(c) of Regulation S-K, and the Company will include such updated disclosure in the amended Forms 10-K and 10-Q.

     The Company understands that the Staff may have further comment upon reviewing the Company’s amended Forms 10-K and 10-Q. The Company further acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Rufus Decker
Securities and Exchange Commission
April 22, 2005

* * *

     Please feel free to contact the undersigned at (630) 326-2074, or Scott Leichtner of Fenwick & West LLP, the Company’s outside counsel, at (415) 875-2369 should you have any questions or comments.

Sincerely,
/s/ Michael T. Morefield
Michael T. Morefield Senior Vice President and Chief Financial Officer

cc:	Brian W. Bauerbach (Portola Packaging, Inc.) Andrea Schry (Portola Packaging, Inc.) Themistocles Michos, Esq. (Portola Packaging, Inc.) David K. Michaels, Esq. Scott J. Leichtner, Esq.